SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                  Report on Form 6-K for the month of May 2004

                  HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                                 --------------
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F _____         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes ___ No ____


Enclosures:

1. Press release dated May 27, 2004

      OTE Group Reports Group First Quarter 2004 Results Under US
                         G.A.A.P. -Unaudited-


    ATHENS, Greece--(BUSINESS WIRE)--May 27, 2004--OTE (ASE:HTO,
NYSE:OTE)

    --  Operating Profitability Affected by Deteriorating Greek
        Fixed-Line Performance: Continuing OPEX Growth,
        Higher-Than-Expected Revenue Drop Due to Regulator Decision

    -- Continued Strong Performance of Mobile Operations; RomTelecom Transformation Plan on Track

    --  New Management in Place; Stringent Turnaround Plan under
        Development

    Hellenic Telecommunications Organization SA (ASE:HTO, NYSE:OTE), the Greek full-service telecommunications provider, today announced consolidated unaudited results (prepared under US GAAP) for the quarter ended March 31, 2004.



        CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE THREE MONTHS
      ENDED MARCH 31, 2004 AND 2003 IN ACCORDANCE WITH U.S. GAAP

----------------------------------------------------------------------
                                                                 %
EUR million except per share data              Q1 04   Q1 03   Change
----------------------------------------------------------------------
Operating Revenues                           1,228.8 1,100.2   11.7%
----------------------------------------------------------------------
Operating Income                               164.1   236.7  -30.7%
----------------------------------------------------------------------
Pre-tax Income                                 145.6   221.5  -34.3%
----------------------------------------------------------------------
Net Income                                      49.1   113.1  -56.6%
----------------------------------------------------------------------
Operating income before depreciation and
 amortization*                                 414.0   438.0   -5.5%
----------------------------------------------------------------------
Operating income before depreciation and
 amortization as % of Operating revenues*       33.7%   39.8%  -6.1 pp
----------------------------------------------------------------------
Basic EPS (EUR)                               0.1002   0.2306  -56.5%
----------------------------------------------------------------------
Cashflow from Operations                       291.6   186.3   56.5%
----------------------------------------------------------------------
CAPEX as % of Revenues                          14.5%   15.3%  -0.8 pp
----------------------------------------------------------------------

*See note on p. 14


    Commenting on the quarter, Mr. Panagis Vourloumis, Chairman and
CEO, noted:
    "OTE's first quarter results reflect the continuing deterioration of the Group's domestic fixed-line operations, while Cosmote turned in another strong set of results, and RomTelecom remains on track. Though it's only been a few days since I joined, I am confident that OTE has the skills, strengths and resources we need to reverse this slide - but I do not entertain any illusion that this will be an easy task. My immediate priorities are to aggressively attack our cost base, to resolve the issues arising from under-performing operations, internationally but also in Greece, to simplify an overly complex organization, and to establish a new relationship with the Regulator - and I have already started working on all these fronts. To succeed in turning OTE around, I need the cooperation of all our people, the support of the authorities and the understanding of our shareholders."

    FINANCIAL HIGHLIGHTS

    Operating Revenues

    OTE's Operating Revenues increased by 11.7% in the three months ended March 31, 2004. This is largely due to the continued strong performance in mobile telephony, both in Greece and abroad. In addition, RomTelecom was fully consolidated in the first three months of 2004; in 2003, RomTelecom entered the OTE Group scope of consolidation on March 1, and was therefore consolidated for only one month in the first quarter. Excluding RomTelecom, operating revenues would have remained stable in the first quarter of 2004, as higher revenues from Cosmote and, to a lesser extent, Globul offset the decline in revenues from Greek fixed-line operations. The higher-than-anticipated drop in Greek fixed-line telephony revenues is due to the combined effect of reduced traffic and prices as well as the decision by the telecommunications regulator (NTPC) to impose reductions on the leased lines and interconnection tariffs. OTE estimates that this decision resulted in a direct EUR 25.0 million reduction in operating revenues in the first quarter of 2004.



----------------------------------------------------------------------
                                                                  %
EUR million                                      Q1 04   Q1 03  Change
----------------------------------------------------------------------
Domestic Telephony                               572.4   538.5   6.3%
----------------------------------------------------------------------
International Telephony                           92.8    84.0  10.5%
----------------------------------------------------------------------
Mobile telephony services                        344.5   260.6  32.2%
----------------------------------------------------------------------
Other                                            219.1   217.1   0.9%
----------------------------------------------------------------------
Total                                          1,228.8 1,100.2  11.7%
----------------------------------------------------------------------


    Operating Expenses

    Payroll and Employee Benefits increased by 30.7% to EUR 321.1 million in the first quarter of 2004. Of the total EUR 75.4 million increase compared to the first quarter of 2003, approximately EUR 53.8 million is attributable to the consolidation of RomTelecom. In Greek fixed-line operations, payroll and employee benefits increased by 6.4% to EUR 209.2 million.
    Voluntary Retirement Costs totaled EUR 27.7 million for the first quarter of 2004, representing the cost for approximately 750 employees leaving the company under the Voluntary Retirement program; compared to EUR 9.2 million in the first quarter of 2003; severely impacting quarterly results.
    Payments to International Operators decreased by 20.0% to EUR 36.1 million, reflecting the continuing drop in international traffic.
    Payments to Mobile Operators increased by 13.2% to EUR 151.0 million. These payments do not include payments to Cosmote, but include payments from Cosmote to other mobile operators.
    Depreciation and Amortization increased by 24.1%, to EUR 249.9 million in the first quarter of 2004. This increase reflects the consolidation of RomTelecom, as well as significant infrastructure investments completed in 2003 at Globul, Cosmofon and HellasSat.
    Other Operating Expenses increased by 21.9% to EUR 278.9 million, partly reflecting the consolidation of RomTelecom.

    An analysis of Group Other Operating expenses follows:



----------------------------------------------------------------------
                                                                 %
EUR million                                      Q1 04  Q1 03  Change
----------------------------------------------------------------------
Commission to dealers                             27.3   31.5 -13.3%
----------------------------------------------------------------------
Cost of equipment                                 26.3   30.9 -14.9%
----------------------------------------------------------------------
Repairs, maintenance, Cost of telecom materials   53.7   32.9  63.2%
----------------------------------------------------------------------
Provision for doubtful accounts                   26.0   23.3  11.6%
----------------------------------------------------------------------
Advertising                                       18.6   11.0  69.1%
----------------------------------------------------------------------
Taxes other than income taxes                      6.8    6.2   9.7%
----------------------------------------------------------------------
Other                                            120.2   93.0  29.2%
----------------------------------------------------------------------
   -Third party fees                              32.0   30.8   3.9%
----------------------------------------------------------------------
   -Travel costs                                   2.1    2.4 -12.5%
----------------------------------------------------------------------
   -Audiotex                                      21.4   13.1  63.4%
----------------------------------------------------------------------
   -Telecards                                      6.4    6.1   4.9%
----------------------------------------------------------------------
   -Misc.                                         58.3   40.6  43.6%
----------------------------------------------------------------------
TOTAL                                            278.9  228.8  21.9%
----------------------------------------------------------------------


    Excluding RomTelecom, other operating expenses would have grown by 13.3% in the quarter to EUR 239.8 million. The analysis of Group Other Operating expenses excluding RomTelecom follows:



----------------------------------------------------------------------
                                                                 %
EUR million                                      Q1 04  Q1 03  Change
----------------------------------------------------------------------
Commission to dealers                             27.3   31.5 -13.3%
----------------------------------------------------------------------
Cost of equipment                                 26.3   30.1 -12.6%
----------------------------------------------------------------------
Repairs, maintenance, Cost of telecom materials   40.8   28.2  44.7%
----------------------------------------------------------------------
Provision for doubtful accounts                   25.6   23.0  11.3%
----------------------------------------------------------------------
Advertising                                       18.2   10.7  70.1%
----------------------------------------------------------------------
Taxes other than income taxes                      5.0    4.6   8.7%
----------------------------------------------------------------------
Other                                             96.6   83.6  15.6%
----------------------------------------------------------------------
   -Third party fees                              24.7   28.1 -12.1%
----------------------------------------------------------------------
   -Travel costs                                   1.7    2.3 -26.1%
----------------------------------------------------------------------
   -Audiotex                                      19.8   12.8  54.7%
----------------------------------------------------------------------
   -Telecards                                      3.8    6.1 -37.7%
----------------------------------------------------------------------
   -Misc.                                         46.6   34.3  35.9%
----------------------------------------------------------------------
TOTAL                                            239.8  211.7  13.3%
----------------------------------------------------------------------


    Operating income before depreciation and amortization

    For the first quarter of 2004, OTE Group Operating income before depreciation and amortization, including RomTelecom, amounted to EUR
414.0 million, or 33.7% of operating revenues. The drop in margin, from 39.8% in the comparable quarter last year, primary reflects the deterioration of operating performance in Greek fixed-line operations.

    Net Income

    Net Income for the three months ended March 31, 2004 reached EUR
49.1 million, down 56.6% from net income of EUR 113.1 million in last year's first quarter. This fall is mainly attributed to the drop in fixed-line revenues in Greece, significantly higher voluntary retirement costs and the slow progress in the area of operating cost reduction.

    Cash Flow

    Cash provided by operating activities amounted to EUR 291.6 million for the three months ended March 31, 2004.



            CONDENSED CASHFLOW IN ACCORDANCE WITH U.S. GAAP

----------------------------------------------------------------------
EUR million                                                     Q1 04
Cash and Cash equivalents at beginning of period                601.3
----------------------------------------------------------------------
Net Cash provided by Operating Activities                       291.6
----------------------------------------------------------------------
Net Cash used in Investing Activities                          (177.9)
----------------------------------------------------------------------
Net Cash provided by (used in) Financing Activities             (34.7)
----------------------------------------------------------------------
Net Increase/(Decrease) in Cash and Cash Equivalents             79.0
----------------------------------------------------------------------
Cash and Cash Equivalents at end of period                      680.3
----------------------------------------------------------------------


    Capital Expenditure

    Capital expenditure in the first quarter of 2004 totaled EUR 177.9 million.

    Debt

    At March 31, 2004, OTE Group gross debt amounted to EUR 3,246.2 million, down 1.0% compared to December 31, 2003. The total amount of OTE debt outstanding breaks down as follows:



----------------------------------------------------------------------
EUR million                    Mar 31, 2004   Dec 31, 2003   % Change
----------------------------------------------------------------------
Short-Term:
----------------------------------------------------------------------
-Bank loans                        22.8           51.6        -55.8%
----------------------------------------------------------------------
Medium & Long-term:
----------------------------------------------------------------------
-Bonds                          2,591.1        2,590.9          0.0%
----------------------------------------------------------------------
-Bank loans                       594.6          597.5         -0.5%
----------------------------------------------------------------------
-Other loans                       37.7           40.3         -6.5%
----------------------------------------------------------------------
Total Indebtedness              3,246.2        3,280.3         -1.0%
----------------------------------------------------------------------


    SUBSEQUENT EVENTS

    On May 5, OTE announced the appointment of Panagis Vourloumis as its new Chairman and CEO, in replacement of Lefteris Antonacopoulos. This appointment is subject to ratification by the June 17, 2004 Annual General Meeting. One week later, the Board of Directors appointed Iacovos Georganas as Vice Chairman, in replacement of George Skarpelis, and approved the appointment of Nicolas Stefanou as a new member.
    On May 24, the Board of Directors approved the 2003 statutory financial statements to be presented to the June 17 AGM, and proposed the payment of a dividend of EUR 0.35 per share.
    In May, OTE has filed an application for interim measures for provisional non-application of the ruling of the Greek telecommunications regulator, NTPC, related to price cuts on wholesale leased-line and interconnection rates. A hearing is expected in June.

    4. BUSINESS OVERVIEW

    OTE's segment reporting is based on its legal structure. A reconciliation of intersegment revenues to total revenues is provided, as below:



     SEGMENT FINANCIALS FOR THE THREE MONTHS ENDED MARCH 31, 2004

----------------------------------------------------------------------
  EUR                               All        Adjustments & Consolid-
million    OTE* COSMOTE RomTelecom Other Total Eliminations   ated
----------------------------------------------------------------------
Revenues
 from
 external
 customers 641.9  310.3   200.1    76.5 1,228.8       -       1,228.8
----------------------------------------------------------------------
Inter-
 segment
 revenues   54.1   48.2     1.1    38.1   141.5  (141.5)
----------------------------------------------------------------------
Total
 revenues  696.0  358.5   201.2   114.6 1,370.3  (141.5)      1,228.8
----------------------------------------------------------------------

*For comparison purposes, OTE comprises the OTE parent company and OTE
 Estate.


    4.1. OTE FIXED-LINE



           TRAFFIC STATISTICS FOR THE FIRST QUARTER OF 2004

----------------------------------------------------------------------

Call Service Category   Calls,   Average Call  Minutes,  Split of
                       millions    Duration    millions   minutes
                                   (minutes)
----------------------------------------------------------------------
Local                  1,354.3        2.5      3,452.0     42.2%
----------------------------------------------------------------------
National Long-Distance   157.2        3.0        476.3      5.8%
----------------------------------------------------------------------
International Long-
 Distance                 25.4        3.7         92.8      1.1%
----------------------------------------------------------------------
Internet                 167.7       22.0      3,697.3     45.1%
----------------------------------------------------------------------
Fixed-to-Mobile          326.6        1.3        416.3      5.1%
----------------------------------------------------------------------
Special Calls             89.6        0.7         58.3      0.7%
----------------------------------------------------------------------
Total                  2,120.8        3.9      8,193.0    100.0%
----------------------------------------------------------------------


    OTE estimates that its share of the Greek fixed-line market, as measured in call minutes, stood at approximately 87% in March 2004, unchanged from December 2003.



              FIRST QUARTER ENDED MARCH 31, 2004 AND 2003
               IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

----------------------------------------------------------------------
                                                              %
EUR million                                   Q1 04  Q1 03  Change
----------------------------------------------------------------------
Operating Revenues                            696.0  791.2  -12.0%
----------------------------------------------------------------------
Adjusted Operating Revenues*                  696.0  781.5  -10.9%
----------------------------------------------------------------------
 - Basic Monthly Rentals                      158.5  157.0    1.0%
----------------------------------------------------------------------
 - Fixed to fixed calls                       150.3  183.7  -18.2%
----------------------------------------------------------------------
 - Fixed to mobile calls                       95.2  129.0  -26.2%
----------------------------------------------------------------------
 - International                               54.9   67.0  -18.1%
----------------------------------------------------------------------
 - Other                                      237.1  254.5   -6.8%
----------------------------------------------------------------------
Operating Profit                               29.0  138.7  -79.1%
----------------------------------------------------------------------
Operating income before depreciation and
 amortization                                 182.3  276.0  -33.9%
----------------------------------------------------------------------
Operating income before depreciation and
 amortization as % of Operating revenues      26.2%  34.9% -8.7 pp
----------------------------------------------------------------------
Depreciation & Amortization                   153.3  137.3   11.7%
----------------------------------------------------------------------

*Up to January 31, 2003, OTE was billed by the mobile operators for substantially all its revenue from calls placed from its network to customers of the mobile operators. These charges were included in "Payments to mobile telephony operators" in Operating Expenses. Simultaneously, OTE charged the mobile operators an interconnection fee relating to such calls, which was included in "Interconnection charges" in Other Operating Revenues. Effective February 1, 2003, OTE, based on new arrangements made with the mobile operators, no longer charges an interconnection fee for such calls but pays a charge per minute at rates determined in the new agreements. Adjusted Operating Revenues eliminate the effect of that change.


    On an adjusted basis, fixed-line operating revenues declined by 10.9% in the first quarter of 2004 to EUR 696.0 million. This decline is due to the new tariff structure introduced in late December 2003 to face heightened competition. In addition, revenue erosion was exacerbated by regulatory actions.
    The Regulator imposed new tariffs for interconnection and leased lines in late December 2003. Revenue affected by this decision amounted to approximately EUR 300 million in 2003 (EUR 220 million for leased lines and EUR 80 million for interconnection). The prices imposed by the regulator are significantly lower than those proposed by OTE to the regulator. OTE's proposed tariffs, which were based on detailed cost-based analysis, were already significantly below European averages for similar services, despite Greece's higher line installation and maintenance costs as a result of the country's natural environment. The new prices imposed by the regulator are clearly out of line with OTE's costs for providing these services.
    OTE is contesting vigorously this decision before all relevant authorities in Greece and abroad. OTE has filed a court injunction before the Council of State (Greece's highest administrative courts), and intends to defend its case before European Union authorities.
    The slight increase in Basic Monthly Rentals reflects the introduction of new tariffs in late 2003, partly offset by a decline in the number of PSTN lines, primarily resulting from customer switches to ISDN.
    The drop in revenues from fixed-to-fixed and fixed-to-mobile calls reflects lower volume, as new competitors make inroads in the Greek telephony market, as well as lower pricing.
    OTE pursued an aggressive marketing and advertising strategy in the first quarter to support the visibility of the new tariffs introduced late 2003 and the take-up of its pricing packages targeting residential and business customers.
    Growth of Greece's first ADSL service, launched in the fall of 2003, was slowed down by temporary product availability issues. The launch of a self-install product, initially planned for the second quarter, has been postponed until the third quarter. OTE has about 20,000 current users of its ADSL service, and now expects to pass the 50,000 mark by the end of the year.
    Fixed-line payroll and benefits rose by 6.4% in the first quarter of 2004 to EUR 209.2 million.

    An analysis of the OTE segment Other Operating Expenses follows:



----------------------------------------------------------------------
                                                                %
EUR million                                     Q1 04  Q1 03  Change
----------------------------------------------------------------------
Cost of equipment                                19.0   24.0  -20.8%
----------------------------------------------------------------------
Repairs, maintenance, Cost of telecom materials  21.3   17.7   20.3%
----------------------------------------------------------------------
Provision for doubtful accounts                  20.5   16.8   22.0%
----------------------------------------------------------------------
Advertising                                       2.9    1.4  107.1%
----------------------------------------------------------------------
Taxes other than income taxes                     3.6    3.6    0.0%
----------------------------------------------------------------------
Other                                            85.9   80.1    7.2%
----------------------------------------------------------------------
   -Third party fees                             16.1   20.3  -20.7%
----------------------------------------------------------------------
   -Travel costs                                  0.9    1.5  -40.0%
----------------------------------------------------------------------
   -Audiotex                                     19.2   12.8   50.0%
----------------------------------------------------------------------
   -Telecards                                     1.6    3.2  -50.0%
----------------------------------------------------------------------
   -Other                                        48.1   42.3   13.7%
----------------------------------------------------------------------
TOTAL                                           153.2  143.6    6.7%
----------------------------------------------------------------------


    In the first quarter of 2004, Other Operating Expenses showed an increase of 6.7% in comparison to the corresponding quarter of 2003. This was mainly due to additional advertising costs supporting a number of new products and services, increased provision for doubtful accounts and maintenance and repair costs, as well as higher commissions to Audiotex providers. Initiatives aimed at reducing operating expenses in Greek fixed-line activities are starting to yield results, notably in the areas of third party fees and travel expenses. However stringent action needs to be taken to bring OTE's operating cost base in line with its revenue performance.
    In the three months ended March 31, 2004, Net Working Capital for the Domestic Fixed-line activities (including bad debt, excluding intra-group transactions and cash) stayed largely stable as a percentage of revenue compared to the same period of 2003, at around 29% (Greek GAAP). This is mainly due to 24% increase in inventories, attributed to the roll-out of the Olympic projects; conversely, Days Payables Outstanding increased substantially from 118 to 130, following OTE's extension of its standard payment terms to suppliers, and Days Sales Outstanding have stabilized at 118 as the billing process is gradually becoming more efficient. Reduction of Net Working Capital is expected throughout 2004 as the one-off and seasonal effects subside and the improved credit and collections management begin to have an effect on the receivables management.



----------------------------------------------------------------------
EUR Million                                       Q1 04        Q1 03
----------------------------------------------------------------------
Net Accounts Receivable                         1,066.0      1,196.0
----------------------------------------------------------------------
Net Working Capital                               819.0        896.0
----------------------------------------------------------------------
NWC/Sales (%)                                      29.0         29.0
----------------------------------------------------------------------
DSO (incl. VAT)                                     118          118
----------------------------------------------------------------------
DPO (incl. VAT)                                     130          118
----------------------------------------------------------------------


    4.2. COSMOTE



              FIRST QUARTER ENDED MARCH 31, 2004 AND 2003
               IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

----------------------------------------------------------------------
EUR millions                               Q1 04     Q1 03   % Change
----------------------------------------------------------------------
Operating Revenues                         358.5     297.0     20.7%
----------------------------------------------------------------------
   Monthly service fees                     55.5      39.5     40.5%
----------------------------------------------------------------------
   Airtime revenues                        151.1     125.1     20.8%
----------------------------------------------------------------------
   Interconnection Revenues                102.7      87.6     17.2%
----------------------------------------------------------------------
   Roaming revenues                          4.0       2.6     53.8%
----------------------------------------------------------------------
   SMS revenues                             34.7      35.7     -2.8%
----------------------------------------------------------------------
   Sales of handsets and accessories         6.4       6.5     -1.5%
----------------------------------------------------------------------
   Other operating revenues                  4.1       0.0       N/A
----------------------------------------------------------------------
Operating Income before depreciation and
 amortization                              152.7     127.0     20.2%
----------------------------------------------------------------------
Operating Income before depreciation and
 amortization as % of Operating Revenues   42.6%     42.8%   -0.2 pp
----------------------------------------------------------------------
Operating Profit (EBIT)                    109.7      88.7     23.7%
----------------------------------------------------------------------
Net Income                                  68.3      53.7     27.2%
----------------------------------------------------------------------
Net Income Margin                          19.1%     18.1%   +1.0 pp
----------------------------------------------------------------------
Depreciation & Amortization                 43.0      38.4     12.0%
----------------------------------------------------------------------

----------------------------------------------------------------------
Customers (Greece)                     4,023,475 3,641,463     10.5%
----------------------------------------------------------------------
                             Contract  1,600,135 1,565,290      2.2%
----------------------------------------------------------------------
                             Pre-Paid  2,423,340 2,076,173     16.7%
----------------------------------------------------------------------
Customers (Albania)                      615,934   537,783     14.5%
----------------------------------------------------------------------
                             Contract     14,510    12,851     12.9%
----------------------------------------------------------------------
                             Pre-Paid    601,424   524,932     14.6%
----------------------------------------------------------------------
Employees                                    n/a       n/a
----------------------------------------------------------------------
ARPU blended (Euro)                         29.2      27.5      6.2%
----------------------------------------------------------------------
AMOU blended                               121.0      96.0     26.0%
----------------------------------------------------------------------


    Cosmote operates in four countries of Southeastern Europe: through direct ownership in Greece (Cosmote) and Albania (AMC) and since January 2003, through management of companies owned by OTE in Bulgaria (GLOBUL) and F.Y.R. of Macedonia (CosmoFon). Cosmote group consolidated results incorporate the Greek and Albanian companies.
    Cosmote group operating revenues for the first quarter of 2004 increased by 20.7% to reach EUR 358.5 million. (This figure includes approximately EUR 3.6 million of fees related to the management of Globul and CosmoFon operations). The overall revenue increase reflects a 20.8% increase in airtime revenues, a 40.5% increase in monthly service fees revenues and a 17.2% increase in interconnection revenues. In total, revenues from telecommunications services increased by 19.8%, representing approximately 97% of total revenues.
    The key driver behind the healthy revenue growth was the considerable increase of traffic volumes in Cosmote's domestic operations (Greece), which during the quarter increased by approximately 42% compared to last year. The significant tariff cuts (on average 25%) effected in late 2002 and early 2003, with the introduction of the bundled packages, were offset by significant traffic increase, solid proof of ongoing positive usage elasticity.
    Data revenues, including SMS, MMS, and other "soft data" revenues from Value Added Services make up approximately 12.5% of total telecommunication revenues and 12.8% of domestic operations revenue. Cosmote has recorded over 350,000 MMS users, who currently send on average around 26,000 MMS per day. Roaming revenues for the first quarter of 2004 grew by 50%, accounting for 1.1% of total consolidated revenues, from 0.9% a year ago. During the quarter, Cosmote signed fourteen additional roaming agreements. These now amount to 321 in 155 countries, seven additional countries compared to 2003 year-end.
    Consolidated profitability was sustained at high levels, with Operating income before depreciation and amortization reaching EUR
152.7 million and a margin of 42.6%. The 0.2 point decrease in Cosmote group Operating income before depreciation and amortization as a percentage of Operating Revenues margin (0.1 pp) compared to last year, is attributed to the dilution of AMC's margin by 1.4 pp (57.6% from 59.0% the first quarter of 2003, due to increased interconnection charges in Albania).
    In Greece, Operating income before depreciation and amortization reached EUR 137.4 million, up 22.1% over last year, growing faster than revenue. As a result the margin of Operating income before depreciation and amortization to Operating Revenues in Greece improved to 41.4% from 41.0% compared to last year.
    Cosmote group Net Income for the first quarter of 2004 reached EUR
68.3 million.
    Free cash flow for the first quarter of year 2004 reached EUR
108.6 million, reflecting Cosmote's enhanced cash flow generating capacity and efficient working capital management.
    Blended AMOU for the first quarter of 2004 increased by 26% compared to the first quarter of 2003; reaching 121 minutes, driven by strong growth in contract AMOU, which was 65 minutes higher compared to last year. Blended ARPU for the first quarter of 2004 at EUR 29.2 was 6.2% higher compared to the year before, positively affected by the increase in contract ARPU, which at the end of the first quarter of 2004 reached the highest level ever recorded, at EUR 51.7.
    During the first quarter of 2004 Cosmote (Greek operations) added 106,465 net new customers of which 102,182 were prepaid customers and 4,283 were contract customers. Contract customers at the end of the quarter totaled 1,600,135 (39.8% of total customer base) while prepaid customers during the same period reached 2,423,340 (60.2% of total customer base).
    Cosmote's annualized churn rate, for the first quarter of 2004 stood at 18.7%, slightly lower compared to the year before. Most of the churn is due to internal contract churn.
    During the first quarter of 2004, AMC added 23,130 net new customers, reaching a total of 615,934 customers.

    4.3. ROMTELECOM

    OTE, through its wholly owned subsidiary OTE International
Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom's key financial figures are stated below:



           ROMTELECOM CONSOLIDATED STATEMENTS OF OPERATIONS
              FIRST QUARTER ENDED MARCH 31, 2004 AND 2003
               IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

----------------------------------------------------------------------
EUR Millions                                1Q 04     1Q 03   % Change
----------------------------------------------------------------------
Operating Revenues                          201.2     198.4      1.4%
----------------------------------------------------------------------
Operating income before depreciation and
 amortization                                58.3      56.5      3.2%
----------------------------------------------------------------------
Operating income before depreciation and
 amortization as % of Operating revenues    29.0%     28.5%    0.5 pp
----------------------------------------------------------------------
Operating Income                             21.7      14.9     45.6%
----------------------------------------------------------------------
Net Income/(Loss)                            10.1       9.3      8.6%
----------------------------------------------------------------------
Net Income/(Loss) Margin                     5.0%      4.7%    0.3 pp
----------------------------------------------------------------------
Increase/(Decrease) in Gross PP&E             9.2      17.5    -47.4%
----------------------------------------------------------------------

----------------------------------------------------------------------
Fixed Telephony, Lines                  4,328,174 4,220,617      2.5%
----------------------------------------------------------------------
Mobile Telephony, Contract customers       32,146    40,544    -20.7%
----------------------------------------------------------------------
Mobile Telephony, Prepaid customers        53,023    51,683      2.6%
----------------------------------------------------------------------
Mobile Telephony, Total customers          85,169    92,227     -7.7%
----------------------------------------------------------------------
                                         31.03.04  31.12.03
----------------------------------------------------------------------
Cash and cash equivalents                    82.6      90.6     -8.8%
----------------------------------------------------------------------
Short-term borrowings                        30.2      40.7    -25.8%
----------------------------------------------------------------------
Long-term debt                              213.6     223.7     -4.5%
----------------------------------------------------------------------
Net Financial Debt                          161.2     173.8     -7.2%
----------------------------------------------------------------------


    In the first quarter of 2004, RomTelecom posted revenues of EUR
201.2 million, up 1.4% from revenues of EUR 198.4 million in the first quarter of 2003. This revenue increase is due to the growth of rental and traffic revenues, and to a 46% raise in interconnection traffic, more than offsetting a negative currency impact.

    -- Interconnection Revenues increased significantly compared to the same period in 2003 (+36%). During Q1 2004, RomTelecom regained a significant share of inbound and outbound international traffic of Mobile Operators. In addition, inbound traffic to RomTelecom's own network increased significantly as a result of a sizable drop of the termination of VOIP international traffic.

    -- Though tariffs have been denominated in euros since October 2, 2003, revenues were affected by the devaluation of the Romanian currency (estimated EUR 17.7 million of revenues lost), as tariffs in euro terms continued to decrease from March 31, 2003 until October 2, 2003.

    --  Revenues from Internet, Fixed-to-Mobile and Long Distance
        Calls decreased in comparison to the first quarter of 2003 because of mobile substitution and competition from alternative carriers.

    RomTelecom recorded a slight increase in the margin of Operating income before depreciation and amortization to total revenues, amounting to 29% in the first quarter of 2004, as compared to 28.5% in 2003, as higher revenues, covered the slight growth in operating expenses (+0.6%). The increase in operating expenses is due to a EUR
19.2 million one-time provision for personnel redundancy payments. Most other operating expenses were down. Payroll and benefits decreased due to a 23% reduction in headcount, while the drop in interconnection costs reflects tariff reduction, despite of a 6% increase in outgoing traffic.
    Net income margin for the first three months of 2004 increased to 5%, from 4.7% in the respective period of 2003.
    Recently, RomTelecom has received regulatory approval for a new round of tariff rebalancing, effective from June 1, 2004. ANRC approved an average increase in monthly rental of 8% for residential users and 22% for business users, as well as local and Internet call tariff increases. International and Long Distance Call charges will be reduced between 10% and 21% and Fixed-to-Mobile call charges by 3%.

    RomTelecom's management pursues the implementation of its "Transformation Plan":

    -- Efficiency improved from 181 Lines per Employee at the end of the fourth quarter of 2003, to 193 Lines per Employee at the end of the first quarter of 2004, an increase of 6.6%.

    --  The implementation of certain projects was initiated:

            -- A new central Billing System replacing 20 existing systems

            --  The Oracle Financial e-Business System

            -- Directory Assistance Call Center decreasing the cost per call by 25%

    COSMOROM

    CosmoRom's operating revenues for the three months ended March 31, 2004 amounted to EUR 1.6 million, while net loss amounted to EUR 7.4 million. As previously disclosed CosmoRom is experiencing financial difficulties and has overdue payments to its principal equipment supplier. In addition, CosmoRom's shareholder, RomTelecom, has recently appointed an investment bank to review its strategic options regarding CosmoRom. It is expected that the bank will provide its report by June 2004. The contents of this report and RomTelecom's decisions following its receipt may have an impact on OTE's final 2003 consolidated U.S. GAAP financial statements scheduled to be published by June 30, 2004.

    4.4. OTENET

    OTEnet is an 80.2%-owned OTE subsidiary offering Internet access, IP telecom solutions and IT application development and hosting services using Internet technologies. OTEnet's operating revenues for the three months ended March 31, 2004, increased by 60.6% to EUR 22.8 million while quarterly Operating income before depreciation and amortization reached EUR 2.7 million for a margin of 11.8%.
    OTEnet S.A., boosted its customer base significantly. On March 31, 2004, OTEnet had over 241,100 active residential customers (including all dial up, OnDSL HOME and prepaid card customers). In addition, on March, 31, 2004, OTEnet had over 7,200 active business customers (including all Leased Line, OnDSL OFFICE, VPN and Data Center customers).
    OTEnet continues to introduce and actively promote a series of new products and value-added services, while implementing efficient cost and investment control. The company's goals for 2004 are to promote the expansion of Internet penetration in Greece and to evolve into a multilevel IP Telecom Solutions and Internet Service Applications Provider. In addition, OTEnet's strategy is to expand its offering to cover the full Internet value chain and to strengthen its brand name focusing on the two main market segments (corporate-consumer).
    Voice@net, the OTEnet's subsidiary operating in the corporate VoIP market, achieved a significant increase of 242% in revenues for the three months ended 31, March 2004, in relation with the one of 2003 and reached EUR 3.4 million, attributed to the successful broadening of its customer base in the context of a highly competitive market.



                                OTENET
                 CONSOLIDATED STATEMENTS OF OPERATIONS
              FIRST QUARTER ENDED MARCH 31, 2004 AND 2003
               IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

----------------------------------------------------------------------
EUR Millions                             1Q 04    1Q 03    % Change
----------------------------------------------------------------------
Operating Revenues                        22.8     14.2       60.6%
----------------------------------------------------------------------
Operating Profit                           1.4      1.4        0.0%
----------------------------------------------------------------------
Operating income before depreciation and
 amortization                              2.7      2.6        3.8%
----------------------------------------------------------------------
Operating income before depreciation and
 amortization as % of Operating revenues 11.8%    18.3%      -6.5pp
----------------------------------------------------------------------
Depreciation & Amortization                1.3      1.2        8.3%
----------------------------------------------------------------------


    4.5. OTHER INTERNATIONAL INVESTMENTS

    TELECOM SERBIA

    For the first quarter of 2004, total operating revenues of Telecom Serbia amounted to EUR 135.1 million, up 10.1% from the first quarter of 2003. Net income amounted to EUR 31.2 million, 138.2% higher than in the first quarter of 2003. At March 31, 2004, Telecom Serbia had approximately 2.4 million fixed-line customers, up 3.9% from the first quarter of 2003, and nearly 1.9 million mobile customers, up 29.1% from last year's quarter. The number of pre-paid customers increased by 26.9%, accounting for over 96% of the total, while the number of contract customers increased by 166.7%. During 2003 Telecom Italia International sold its 29% interest in Telecom Serbia back to the Serbian Government. As a result OTE lost its significant influence in Telecom Serbia, and therefore this investment is accounted for at cost.

    ARMENTEL

    ArmenTel's operating revenues for the first quarter of 2004 amounted to EUR 17.6 million, while net income amounted to EUR 2.4 million. Operating income before depreciation and amortization reached EUR 9.0 million for a margin of 51.1%, while Net income reached EUR
2.4 million for a margin of 13.6%. OTE will not fund any further capital requirements in ArmenTel and a program to reduce expenses has been developed. Negotiations towards an exit from the Armenian market are proceeding.

    GLOBUL

    Cosmo Bulgaria Mobile EAD is a 100% owned OTE subsidiary, managed by Cosmote, operating a GSM 900/1800 mobile telephony license in Bulgaria. Operating Revenues of Cosmo Bulgaria Mobile EAD, which operates under the Globul brand, amounted to EUR 32.9 million for the first quarter of 2004, compared to EUR 16.6 million for the comparable quarter of 2003, posting an increase of 98.2%. The overall revenue increase reflects a 194% increase in monthly service revenues (including airtime revenue incorporate in the bundle packages), 75% in airtime revenue, 306% increase in SMS revenues and 354% increase in roaming revenues.

    The key drivers behind the healthy revenue growth were:

    -- A customer base which grew by 104% y-o-y, reaching a total of 1,148,484 customers. Prepaid customers reached 734,000, while contract customers reached 415,000, providing a prepaid/contract mix of 64%/36%. This increase was driven both by improved market penetration and market share gains.

    --  Stable pre-paid usage.

    -- Further increases in contract usage, driven by an increase in corporate customers and enhanced coverage.

    --  Territorial coverage increased to 80% vs. 49% at the end of Q1
        2003.

    --  Population coverage increased to 97% vs. 80% at the end of Q1
        2003.

    Roaming revenues posted an impressive growth as the company activated more roaming agreements. The number of active roaming agreements at year-end reached 222 operators in 112 countries. Operating income before depreciation and amortization in the first quarter of 2004 was EUR 8 million, posting a 268% growth compared to the respective quarter of 2003.

    COSMOFON MOBILE TELECOMMUNICATIONS AD SKOPJE (MTS)

    Cosmofon AD, the new corporate name of MTS, is a wholly owned subsidiary of OTE managed by Cosmote, operating the second mobile telephony license in the Former Yugoslav Republic of Macedonia (FYROM). The company launched commercially under the brand name Cosmofon in June 2003. Since then, the company has acquired more than 110,000 customers, while Operating revenues for the first quarter of 2004 reached EUR 4.3 million.

    5. OUTLOOK

    On the basis of its first quarter performance, OTE expects a significant decline in fixed-line revenues in Greece, particularly if the Regulator's tariff decisions are confirmed. Sharp revenue growth at Cosmote and in other mobile operations and stable revenues at RomTelecom should partly offset the revenue decline in OTE's fixed-line telephony.
    OTE's new management is working on the development of a stringent turnaround plan and is already taking action to reduce costs, streamline organizational structures and preserve cash. The turnaround plan will be presented to the financial community in the fall, after the Olympic Games, and a detailed outlook for the current and future years will be presented at that time.

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.
    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.



*NOTE: In line with SEC recommendations on the use of non-GAAP financial measures, OTE has decided to replace the caption "EBITDA" used in prior filings by "Operating income before depreciation and amortization". This item is the sum of "Operating income" and "Depreciation and amortization". Similarly, the previously used "EBITDA margin" caption is henceforth replaced by "Operating income before depreciation and amortization as a percentage (%) of Operating Revenues".




Exhibits to follow:
-------------------

I. Condensed Consolidated Balance Sheets as of March 31, 2004 and December 31, 2003 (Under US GAAP)

II. Condensed Consolidated Statements of Operations for the three months ended March 31, 2004 and 2003 (Under US GAAP)

III. Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2004

IV. Operating Revenues for the three months ended March 31, 2004 and 2003 (Under US GAAP)

V.   Segment Reporting based on the Company's legal structure

VI.  International Assets

VII. Operational Highlights


    EXHIBIT I - BALANCE SHEETS



 HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
                 Condensed Consolidated Balance Sheets
                       Prepared under U.S. GAAP
              as of March 31, 2004 and December 31, 2003
                             (EUR million)

                                                   Mar 2004  Dec 2003
                                                   --------- ---------
          Assets                                   Unaudited Unaudited
          ------

Current Assets
Cash and cash equivalents                             680.3     601.3

Accounts receivable                                 1,325.4   1,276.5
Materials and supplies                                148.8     150.2
Deferred income taxes                                  12.9       8.0
Other current assets                                  235.7     255.0
                                                   --------- ---------

                                                    2,403.1   2,291.0
                                                   --------- ---------

Other assets
Investments                                           228.8     228.8
Prepayment to EDEKT-OTE                               236.9     245.1

Deferred income taxes                                 108.6     117.9
Other long-term receivables                           130.5     124.0
                                                   --------- ---------
                                                      704.8     715.8
                                                   --------- ---------


Telecommunication property,
Plant and equipment
Net of Accumulated depreciation                     6,895.5   6,965.1
                                                   --------- ---------




Telecommunication licenses, net of amortization       400.1     402.5
                                                   --------- ---------


Goodwill resulting from consolidated subsidiaries,
 net of amortization                                   70.7      70.7
                                                   --------- ---------



                                                   10,474.2  10,445.1
                                                   ========= =========

                                                   Mar 2004  Dec 2003
                                                   --------- ---------
     Liabilities and Shareholders' Equity          Unaudited Unaudited
     ------------------------------------

Current Liabilities
Short-term borrowings                                  22.8      51.6
Current maturities of long-term debt                   71.4      74.8
Accounts payable                                      823.8     924.1
Accrued and other liabilities                         610.2     582.1
Income taxes payable                                  209.1     155.7
Dividends payable                                       8.0       8.6
                                                   --------- ---------

                                                    1,745.3   1,796.9
                                                   --------- ---------

Long-Term Liabilities
Long-term debt, net of current maturities           3,152.0   3,153.9
Reserve for staff retirement indemnities              272.4     269.9

Reserve for Youth Account                             363.0     360.5
Other long-term liabilities                           238.5     250.8

                                                   --------- ---------


                                                    4,025.9   4,035.1
                                                   --------- ---------


Minority interests                                  1,058.5   1,020.2
                                                   --------- ---------


Shareholders' Equity
Share capital                                       1,204.7   1,204.7


Paid-in surplus                                       506.9     506.9
Treasury stock                                       (276.6)   (276.6)
Legal reserve                                         256.7     256.7

Retained earnings                                   2,026.5   1,977.4

Unaccrued compensation                                  0.0      (0.1)
Accumulated other comprehensive income                (73.7)    (76.1)

                                                    3,644.5   3,592.9
                                                   --------- ---------

                                                   10,474.2  10,445.1
                                                   ========= =========




                   Movement in Shareholders' equity
----------------------------------------------------------------------

                                                               2004
                                                               ====
                                                             ---------
                                                             Unaudited

Shareholders' equity, January 1                               3,592.9
                                                             ---------
Net Income for the period                                        49.1
Accumulated other comprehensive income                            2.0
Unaccrued compensation                                            0.1
Unrealized gain from available for sale securities                0.4
                                                             ---------
                                                                 51.6
                                                             ---------

Shareholders' equity, March 31                                3,644.5
                                                             =========


    EXHIBIT II - STATEMENTS OF OPERATIONS



 HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
            Condensed Consolidated Statements of Operations
                       Prepared under U.S. GAAP
          for the three months ended March 31, 2004 and 2003
                             (EUR million)

                                              Q1 04     Q1 03     %
                                            Unaudited Unaudited Change
Operating Revenues:
   Domestic Telephony                         572.4     538.5    6.3%
   International Telephony                     92.8      84.0   10.5%
   Mobile telephony services                  344.5     260.6   32.2%
   Other                                      219.1     217.1    0.9%
                                           ------------------
   Total Operating Revenues                 1,228.8   1,100.2   11.7%
                                           ==================

Operating Expenses:
   Payroll and employee benefits             (321.1)   (245.7)  30.7%
   Voluntary retirement costs                 (27.7)     (9.2) 201.1%
   Payments to international operators        (36.1)    (45.1) -20.0%
   Payments to mobile telephony operators    (151.0)   (133.4)  13.2%
   Depreciation and amortization             (249.9)   (201.3)  24.1%
   Other operating expenses                  (278.9)   (228.8)  21.9%
                                           ------------------
   Total Operating Expenses                (1,064.7)   (863.5)  23.3%
                                           ==================

 Operating Income                             164.1     236.7  -30.7%
 Other income/(expense), net:
  Interest income                              11.3      10.7    5.6%
  Interest expense                            (36.1)    (32.1)  12.5%
  FX gain                                       8.9      18.4  -51.6%
  FX loss                                      (9.4)    (12.1) -22.3%
  Investment writedown/(losses)/gains on
   sale                                         4.0       3.2   25.0%
  Other, net                                    2.8      (3.3)    N/A
                                           ------------------
 Total Other income/(expense), net            (18.5)    (15.2)  21.7%
                                           ==================

Income before provision for income taxes
 and minority interests                       145.6     221.5  -34.3%
                                           ==================

 Provision for income taxes                   (62.4)    (84.0) -25.7%
                                           ------------------

Income before minority interests               83.2     137.5  -39.5%
 Minority Interests                           (34.1)    (24.4)  39.8%
                                           ------------------

Net Income                                     49.1     113.1  -56.6%
                                           ==================


    EXHIBIT III - STATEMENT OF CASH FLOWS



 HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
                 Consolidated Statement of Cash Flows
                       Prepared under U.S. GAAP
       for the three months ended March 31, 2004 is as follows:
                             (EUR million)

                                                    Q1 04
                                                  Unaudited
Cash Flows from Operating Activities:
              Net income                            49.1
Adjustments to reconcile to net cash provided
 by operating activities:
              Depreciation and amortization        249.9
              Provision for doubtful accounts       26.0
              Provision for staff retirement
               indemnities and youth account        20.0
              Minority interests                    34.1
              Working capital movement and
               other related movements             (87.5)

                                                  =========
Net Cash provided by Operating Activities          291.6
                                                  ---------

Cash Flows from Investing Activities:
              Capital expenditures                (177.9)

                                                  =========
Net Cash used in Investing Activities             (177.9)
                                                  ---------

Cash Flows from Financing Activities:
              Net change in short-term and
               long-term debt                      (34.1)
              Dividends paid                        (0.6)

                                                  =========
Net Cash provided by Financing Activities          (34.7)
                                                  ---------

Net Increase/(Decrease) in Cash and Cash
 Equivalents                                        79.0
Cash and Cash equivalents at beginning of
 period                                            601.3

                                                  ---------
Cash and Cash Equivalents at end of period         680.3
                                                  =========


    EXHIBIT IV - OPERATING REVENUES



 HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
                    Consolidated Operating Revenues
                       Prepared under U.S. GAAP
          for the three months ended March 31, 2004 and 2003
                             (EUR million)

                                              Q1 04     Q1 03     %
                                            Unaudited Unaudited Change
Domestic Telephony:
   Basic monthly rentals                       216.7     175.8   23.3%
   Local and long distance calls
       -Fixed to fixed                         199.8     202.4   -1.3%
       -Fixed to mobile                        129.9     142.5   -8.8%
                                            --------- ---------
                                               329.7     344.9   -4.4%
                                            ========= =========
   Other                                        26.0      17.8   46.1%
                                            --------- ---------
   Total Domestic Telephony                    572.4     538.5    6.3%
                                            ========= =========

International Telephony:
   International traffic                        43.9      46.0   -4.6%
   Payments from mobile operators                6.4       7.3  -12.3%
                                            --------- ---------
                                                50.3      53.3   -5.6%
                                            ========= =========
   Payments from International operators        42.5      30.7   38.4%

Total International Telephony                   92.8      84.0   10.5%
                                            ========= =========

Mobile Telephony Services:                     344.5     260.6   32.2%
                                            ========= =========

Other Operating Revenues:
Traditional Services:
   Telecards                                    37.7      36.2    4.1%
   Directories                                  13.0      12.3    5.7%
   Radio communications                          4.7       5.8  -19.0%
   Audiotex                                     29.2      17.1   70.8%
   Telex and telegraphy                          1.4       0.8   75.0%
                                            --------- ---------
                                                86.0      72.2   19.1%
                                            ========= =========
New Business:
   Leased lines and data communications         16.6      55.5  -70.1%
   ISDN, connection & monthly charges           26.4      21.4   23.4%

   Sales of telecommunication equipment         24.6      18.9   30.2%
   Internet services                            12.6      11.6    8.6%
   ATM                                           6.8       4.6   47.8%
                                            --------- ---------
                                                87.0     112.0  -22.3%
                                            ========= =========
Other:
   Services rendered                            14.6      12.9   13.2%
   Interconnection charges                      24.5      19.7   24.4%
   Miscellaneous                                 7.0       0.3 2233.3%
                                            --------- ---------
                                                46.1      32.9   40.1%
                                            ========= =========
Total Other Operating Revenues                 219.1     217.1    0.9%
                                            ========= =========

                                            ========= =========
Total Operating Revenues                     1,228.8   1,100.2   11.7%
                                            ========= =========


    EXHIBIT V - SEGMENT REPORTING



          HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
                           AND SUBSIDIARIES
                           Segment Reporting
                       Prepared under U.S. GAAP
               for the three months ended March 31, 2004
                         (In millions of Euro)

                                                      All
                             OTE  Cosmote RomTelecom Other     Total
Operating Revenues:
Domestic Telephony          421.1           144.6     7.0      572.7
International Telephony      54.9            32.4     6.7       94.0
Mobile telephony services          351.8      1.6    38.1      391.5
Other                       220.0    6.7     22.6    62.8      312.1
Total Operating Revenues    696.0  358.5    201.2   114.6    1,370.3
                            ----------------------------------------

Intersegment Revenues       (54.1) (48.2)    (1.1)  (38.1)    (141.5)

Revenue from External
 Customers                  641.9  310.3    200.1    76.5    1,228.8
                            ----------------------------------------

Operating Expenses:
Payroll and employee
 benefits                  (209.2) (18.2)   (76.8)  (17.9)    (322.1)
Voluntary retirement costs  (27.7)                             (27.7)
Total                      (236.9) (18.2)   (76.8)  (17.9)    (349.8)
Payments to international
 operators                  (24.5)  (5.2)    (5.1)   (2.6)     (37.4)
Payments to mobile
 telephony operators        (99.1) (65.7)   (21.9)   (9.0)    (195.7)
Depreciation and
 amortization              (153.3) (43.0)   (31.6)  (22.5)    (250.4)
Other operating expenses   (153.2)(116.7)   (39.1)  (68.7)    (377.7)
                            ----------------------------------------
Total Operating Expenses   (667.0)(248.8)  (174.5) (120.7)  (1,211.0)
                            ----------------------------------------

                            ----------------------------------------
Operating Income             29.0  109.7     26.7    (6.1)     159.3
                            ----------------------------------------

 Operating income before
  depreciation and
  amortization              182.3  152.7     58.3    16.4      409.7
--------------------------------------------------------------------

Operating income before
 depreciation and
 amortization as % of
 Operating revenues         26.2%  42.6%    29.0%   14.3%      29.9%

                           Adjustments & Eliminations   Consolidated
Operating Revenues:
Domestic Telephony
International Telephony
Mobile telephony services
Other
Total Operating Revenues            (141.5)               1,228.8
                           -----------------------------------------

Intersegment Revenues

Revenue from External
 Customers                                                1,228.8
                           -----------------------------------------

Operating Expenses:
Payroll and employee
 benefits                              1.0                 (321.1)
Voluntary retirement
 costs                                                      (27.7)
Total                                  1.0                 (348.8)
Payments to international
 operators                             1.3                  (36.1)
Payments to mobile
 telephony operators                  44.7                 (151.0)
Depreciation and
 amortization                          0.5                 (249.9)
Other operating expenses              98.8                 (278.9)
                           -----------------------------------------
Total Operating Expenses             146.3               (1,064.7)
                           -----------------------------------------

                           -----------------------------------------
Operating Income                       4.8                  164.1
                           -----------------------------------------

 Operating income before
  depreciation and
  amortization                         4.3                  414.0
--------------------------------------------------------------------

Operating income before
 depreciation and
 amortization as % of
 Operating revenues                  -3.0%                  33.7%


    EXHIBIT VI - INTERNATIONAL ASSETS

    ROMTELECOM

    OTE has a 54.01% stake in RomTelecom, which has been fully consolidated since March 2003.



                              ROMTELECOM
         CONSOLIDATED and STAND ALONE CONDENSED BALANCE SHEETS
           As of March 31, 2004, in accordance with US GAAP
                            (EUR thousand)


                                            Consolidated  Stand-Alone
                                             (Unaudited)  (Unaudited)
Property, plant and equipment                  1,733,398    1,645,539
Intangible assets                                 10,506        4,642

Investments and other long-term assets            61,190       61,190
Fixed assets investments                               0      161,764
Long-term assets                               1,805,094    1,873,135

Inventories                                       84,506       81,570
Trade and other receivables                      128,612      121,242
Cash and cash equivalents                         82,577       79,682
Current assets                                   295,695      282,494

Total assets                                   2,100,789    2,155,629

Shareholders' Equity                           1,370,174    1,560,624

Borrowings                                       165,410      165,410
Other long-term liabilities                      181,132      181,127
Long-term liabilities                            346,542      346,537

Trade payables and other current liabilities     305,655      200,228
Borrowings                                        78,418       48,240
Current liabilities                              384,073      248,468

Total liabilities                                730,615      595,005

Total liabilities and shareholders' equity     2,100,789    2,155,629




                              ROMTELECOM
             CONSOLIDATED and STAND ALONE INCOME STATEMENT
For the twelve months ended March 31, 2004, in accordance with US GAAP
                            (EUR thousand)

                                            Consolidated  Stand-Alone
                                             (Unaudited)  (Unaudited)
Basic monthly rentals                             56,015       56,015
Domestic Telephony calls                          88,561       88,898
                                            -------------------------
Domestic Telephony                               144,576      144,913
International Telephony                           32,384       32,384
Mobile Telephony                                   1,579
Other Revenues                                    22,556       24,520
                                            -------------------------
Total Operating Revenues                         201,095      201,817

Personnel (inc. Voluntary Redundancy)            (77,261)     (75,912)
Other operating expenses                         (65,555)     (65,183)
Depreciation and Amortization                    (36,570)     (33,630)
Total Operating expenses                        (179,386)    (174,725)

Operating income                                  21,709       27,092

Financial, net                                    (5,327)      (4,599)

Income before provision for income taxes          16,382      (22,493)

Provision for Income taxes                        (6,262)      (6,262)

Net income                                        10,120       16,231


    TELECOM SERBIA

    OTE has a 20% equity investment in Telecom Serbia that, since the third quarter of 2003 is accounted for at cost. Telecom Serbia's key financial figures are stated below:



                            TELECOM SERBIA
                        Statement of Operations
                       Prepared under U.S. GAAP
          for the three months ended March 31, 2004 and 2003
                              (Unaudited)

----------------------------------------------------------------------
EUR Millions                               1Q 04     1Q 03   % Change
----------------------------------------------------------------------
Operating Revenues                         135.1     122.7     10.1%
----------------------------------------------------------------------
Operating income before depreciation
 and amortization                           71.6        58     23.4%
----------------------------------------------------------------------
Operating income before depreciation
 and amortization as % of Operating
 revenues                                   53.0%     47.3%   5.7 pp
----------------------------------------------------------------------
Operating Income                            34.4      23.1     48.9%
----------------------------------------------------------------------
Net Income/(Loss)                           31.2      13.1    138.2%
----------------------------------------------------------------------
Net Income/(Loss) Margin                    23.1%     10.7%  12.4 pp
----------------------------------------------------------------------
Increase/(Decrease) in Gross PP&E           30.0      32.6     -8.0%
----------------------------------------------------------------------

----------------------------------------------------------------------
Fixed Telephony, Lines                 2,415,926 2,325,210      3.9%
----------------------------------------------------------------------
Mobile Telephony, Contract customers      63,742    23,902    166.7%
----------------------------------------------------------------------
Mobile Telephony, Prepaid customers    1,822,979 1,437,044     26.9%
----------------------------------------------------------------------
Mobile Telephony, Total customers      1,886,721 1,460,946     29.1%
----------------------------------------------------------------------
                                        31.03.04  31.12.03
----------------------------------------------------------------------
Cash and cash equivalents                  101.8      95.4      6.7%
----------------------------------------------------------------------
Long-term debt                              57.3      59.1     -3.0%
----------------------------------------------------------------------
Net Financial Debt                         (44.5)    (36.3)      N/A
----------------------------------------------------------------------


    ARMENTEL

    OTE has a 90% stake in ArmenTel, which is fully consolidated.

    ArmenTel's key financial figures are stated below:



                               ARMENTEL
                        Statement of Operations
                       Prepared under U.S. GAAP
          for the three months ended March 31, 2004 and 2003
                              (Unaudited)

----------------------------------------------------------------------
EUR Millions                                 1Q 04    1Q 03  % Change
----------------------------------------------------------------------
Operating Revenues                            17.6     16.0    10.0%
----------------------------------------------------------------------
Operating income before depreciation and
 amortization                                  9.0      8.4     7.1%
----------------------------------------------------------------------
Operating income before depreciation and
 amortization as % of Operating revenues      51.1%    52.5% -1.4 pp
----------------------------------------------------------------------
Operating Income                               3.1      2.8    10.7%
----------------------------------------------------------------------
Net Income/(Loss)                              2.4      2.1    14.3%
----------------------------------------------------------------------
Net Income/(Loss) Margin                      13.6%    13.1%  0.5 pp
----------------------------------------------------------------------
Increase/(Decrease) in Gross PP&E              5.8      5.1    13.7%
----------------------------------------------------------------------

----------------------------------------------------------------------
Fixed Telephony, Lines                     566,974  546,003     3.8%
----------------------------------------------------------------------
Mobile Telephony, Contract customers        41,621   32,791    26.9%
----------------------------------------------------------------------
Mobile Telephony, Prepaid customers         89,616   49,894    79.6%
----------------------------------------------------------------------
Mobile Telephony, Total customers          131,237   82,685    58.7%
----------------------------------------------------------------------
                                          31.03.04 31.12.03
----------------------------------------------------------------------
Cash and cash equivalents                      2.6      2.3    13.0%
----------------------------------------------------------------------
Short-term borrowings                         12.9     13.1    -1.5%
----------------------------------------------------------------------
Long-term debt                                62.4     62.6    -0.3%
----------------------------------------------------------------------
Net Financial Debt                            72.7     73.4    -1.0%
----------------------------------------------------------------------


    COSMOBULGARIA

    OTE has a 100% stake in CosmoBulgaria, which is fully consolidated. CosmoBulgaria is a company offering mobile telephony services in Bulgaria under the brand name Globul. Globul's key financial figures are stated below:



                             COSMOBULGARIA
                        Statement of Operations
                       Prepared under U.S. GAAP
          for the three months ended March 31, 2004 and 2003
                              (Unaudited)

----------------------------------------------------------------------
EUR Millions                                1Q 04     1Q 03  % Change
----------------------------------------------------------------------
Operating Revenues                           32.9      16.6    98.2%
----------------------------------------------------------------------
Operating income before depreciation and
 amortization                                 8.0       2.2   263.6%
----------------------------------------------------------------------
Operating income before depreciation and
 amortization as % of Operating revenues     24.3%     13.3% 11.0 pp
----------------------------------------------------------------------
Operating Income/(Loss)                      (0.8)     (4.0)   80.0%
----------------------------------------------------------------------
Net Income/(Loss)                            (2.3)     (5.1)   54.9%
----------------------------------------------------------------------
Net Income/(Loss) Margin                     -7.0%    -30.7% 23.7 pp
----------------------------------------------------------------------
Increase/(Decrease) in Gross PP&E            15.5      13.1    18.3%
----------------------------------------------------------------------

----------------------------------------------------------------------
Mobile Telephony, Contract customers      414,511   252,345    64.3%
----------------------------------------------------------------------
Mobile Telephony, Prepaid customers       733,973   309,664   137.0%
----------------------------------------------------------------------
Mobile Telephony, Total customers       1,148,484   562,009   104.4%
----------------------------------------------------------------------

----------------------------------------------------------------------
                                         31.03.04  31.12.03
----------------------------------------------------------------------
Cash and cash equivalents                    14.5      10.1    43.6%
----------------------------------------------------------------------
Long-term debt                              185.0     155.0    19.4%
----------------------------------------------------------------------
Net Financial Debt                          170.5     144.9    17.7%
----------------------------------------------------------------------


    CosmoFon

    Cosmofon, a company owned by OTE and managed by Cosmote, on June 11, 2003 launched the commercial operations of CosmoFon, in Skopje (FYROM), as the new mobile operator in the country. CosmoFon is fully consolidated. Its key financial figures are below:



                               COSMOFON
                        Statement of Operations
                       Prepared under U.S. GAAP
               for the three months ended March 31, 2004
                             (EUR million)
                              (Unaudited)

----------------------------------------------------------------------
EUR Millions                                                   1Q 04
----------------------------------------------------------------------
Operating Revenues                                               4.3
----------------------------------------------------------------------
Operating income (loss) before depreciation and amortization    (2.0)
----------------------------------------------------------------------
Operating income (loss) before depreciation and amortization
 as % of Operating revenues                                    -46.5%
----------------------------------------------------------------------
Operating Income                                                (4.6)
----------------------------------------------------------------------
Net Income/(Loss)                                               (5.2)
----------------------------------------------------------------------
Net Income/(Loss) Margin                                      -120.9%
----------------------------------------------------------------------
Increase/(Decrease) in Gross PP&E                                5.0
----------------------------------------------------------------------

----------------------------------------------------------------------
Mobile Telephony, Contract customers                           7,277
----------------------------------------------------------------------
Mobile Telephony, Prepaid customers                          104,291
----------------------------------------------------------------------
Mobile Telephony, Total customers                            111,568
----------------------------------------------------------------------
                                                            31.03.04
----------------------------------------------------------------------
Cash and cash equivalents                                        9.1
----------------------------------------------------------------------
Long-term debt                                                  22.0
----------------------------------------------------------------------
Net Financial Debt                                              12.9
----------------------------------------------------------------------


    EXHIBIT VII - OPERATIONAL HIGHLIGHTS



----------------------------------------------------------------------
                Operational Highlights for the quarters
                     ended March 31, 2004 and 2003
----------------------------------------------------------------------
OTE                                        Q1 04     Q1 03   % Change
PSTN lines                               5,168,994 5,356,849   -3.5%
ISDN, 64kb equiv. lines                  1,127,206   938,394   20.1%

COSMOTE (Greece)
Pre-paid sub.                            2,423,340 2,076,173   16.7%
Contract sub.                            1,600,135 1,565,290    2.2%

OTE net
Dial up clients                            241,120   185,000   30.3%
Business customers                           7,200     4,000   80.0%

Employees:
-OTE                                        17,127    17,674   -3.1%
-of which: at other subsidiaries               371       460  -19.3%
-Subsidiaries (Greece)                       1,391       852   63.3%
-COSMOTE                                     1,937     1,688   14.8%
-RomTelecom                                 22,569    29,483  -23.5%
----------------------------------------------------------------------


    CONTACT: OTE:
             Dimitris Tzelepis, +30-210-611-1574
             dtzelepis@ote.gr
              OR
             Investor Relations
             Kostas Bratsikas, +30-210-611-1428
             brakon@ote.gr
              OR
             Taylor Rafferty, London:
             +44-20-7936-0400
             ote@taylor-rafferty.com
              OR
             Taylor Rafferty, New York:
             212-889-4350
             ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.

Date: May 27 2004

                                   By: /s/ Iordanis Aivazis
                                   --------------------------------------------
                                   Name:   Iordanis Aivazis
                                   Title:  Chief Financial Officer